Exhibit (d)(6)

OFFER LETTER

November 14, 2009

Larry Murphy

Dear Larry:

I am pleased to extend an offer of employment to you for the position of Corporate Vice President & General Manager, Packaging & Plating, reporting to Randhir Thakur, Senior Vice President & General Manager, Silicon Systems Group. Your initial work location will continue to be Kalispell, Montana. We believe you will find great opportunity and professional challenge at Applied Materials, Inc. (hereafter referred to as “Applied”), where you will contribute to the success of a world-class organization.

This offer is contingent on the completion of Applied’s acquisition of Semitool, Inc. (the “Merger”). If the Merger does not close, this offer will be null and void, and even if accepted, will not be binding on Applied or on you.

Base Salary and Incentive Bonus

Your starting base salary will be $350,000 per year, which is equivalent to $13,461.54 per bi-weekly pay period. You also will be eligible to participate in the Applied Incentive Plan (“AIP”) for fiscal year 2010, with a target payout percentage of 70% of your base salary, pro-rated based on full months served during fiscal year 2010 from your start date. The funding of the Applied Incentive Plan generally is based on overall financial performance of Applied for the fiscal year. Individual incentive payments, if any, from any funded amounts are based on both your business unit performance and your individual performance. Salary and any incentive bonus payouts will be subject to applicable payroll tax withholding and deductions.

Sign-on Bonus

After thirty (30) days of continuous employment with Applied, you will receive a “Sign-on Bonus” in the amount of $75,000. The Sign-on Bonus will be paid to you on Applied’s first regular payday following your completion of your first thirty (30) days of continuous employment with Applied (and in all cases within thirty (30) days of the date it is earned). Payment of the Sign-on Bonus will be subject to applicable payroll tax withholding and deductions.

Retention Bonus

If you remain an Applied employee in good standing through the second anniversary of the closing of the Merger (the “Second Anniversary Date”), you will earn a “Retention Bonus” in the amount of $1,025,000. If earned, the Retention Bonus will be paid to you on Applied’s first regular payday following the Second Anniversary Date (and in all cases within thirty (30) days of the date it is earned). Payment of the Retention Bonus will be subject to applicable payroll tax withholding and deductions.

If you terminate your employment voluntarily (other than a resignation for Good Reason as defined below), or if Applied terminates your employment for Cause (as defined below), in either case before the Second Anniversary Date, you will not receive the Retention Bonus.

You (or your beneficiaries, with respect to payments after your death) will receive your Retention Bonus if, prior to the Second Anniversary Date, Applied terminates your employment other than for Cause, you resign your employment for Good Reason, or Applied terminates your employment as a result of your permanent and total disability or your death. The payment of your Retention Bonus under this paragraph is contingent on your (or, your beneficiaries, as applicable) signing and not revoking a general release of claims in a form reasonably acceptable to Applied, and provided that such release becomes effective and irrevocable not later than sixty (60) days following the termination date (such deadline, the “Release Deadline”). If the release does not become effective and irrevocable by the Release Deadline, you (and your beneficiaries) will forfeit any rights to receive any unpaid and unearned portion of the Retention Bonus. Any Retention Bonus payment due to you under this paragraph will be paid to you (or your beneficiaries after your death) on the sixty-first (61st) day following your termination of employment. In no event will the Retention Bonus be paid or provided until the release becomes effective and irrevocable.

Cause and Good Reason

For purposes of this letter, “Cause” will mean (a) an act of personal dishonesty taken by you in connection with your responsibilities as an employee and intended to result in your substantial personal enrichment; (b) you being convicted of, or pleading no contest or guilty to, a felony or misdemeanor that Applied reasonably believes has had or will have a material detrimental effect on Applied; (c) a willful act by you that constitutes gross misconduct and that is injurious to Applied; (d) following delivery to you of a written demand for performance that describes the basis for Applied’s reasonable belief that you have not substantially performed your duties, your continued violations of your obligations to Applied that are demonstrably willful and deliberate on your part; and (e) your material violation of any written Applied employment policy or standard of conduct.

For purposes of this letter, resignation for “Good Reason” means your termination of employment within thirty (30) days following the end of the Cure Period (as defined below) as a result of the occurrence of any of the following without your consent: (a) a material diminution in your base compensation; (b) a material diminution in your authority, duties or responsibilities; (c) a material change in geographic location at which you must perform services; provided, however, that a relocation of your main work location to your home or to a location less than thirty-five (35) miles from your then-present work location will not be deemed a material change in geographic location for this purpose; or (d) any other action or inaction by Applied that constitutes a material breach of the terms of this offer letter; provided, however, that in all cases, you must provide written notice to Applied of the condition that could constitute a “Good Reason” event within ninety (90) days of the initial existence of such condition and such condition must not have been remedied by Applied within thirty (30) days (the “Cure Period”) of such written notice.

Grant of Restricted Stock Units

Additionally, it will be recommended that you be granted restricted stock units (also referred to as “performance shares” by the Employee Stock Incentive Plan) under which up to 35,000 shares of Applied Common Stock may be earned subject to the terms and conditions of Applied’s Employee Stock Incentive Plan (the “ESIP”) and the applicable agreement(s). The restricted stock units will be scheduled to vest 25% each year over four (4) years, subject to your continued employment with Applied through each relevant vesting date.

The shares underlying the restricted stock units will be issued to you as they vest and the number of shares delivered to you will be reduced as necessary to satisfy applicable tax withholding. The award of restricted stock units to you does not constitute a contract of employment and does not obligate Applied to retain you in its employ for any period.

Benefits

Your service date with Semitool Inc. will be recognized by Applied for those benefits that vest according to service, assuming no significant interruptions in your service with Semitool Inc. As an Applied employee, you will accrue time off under Applied’s Paid Time Off (PTO) program.

You will be eligible to participate in Applied’s generally available benefit plans, including medical, dental, vision and 401(k) plans, effective the date these plans are made available to all employees of Semitool Inc., subject to eligibility requirements and any waiting periods required for administrative purposes and the requirements of such plans. Details about these benefit plans will be made available during orientation sessions presented by Applied representatives or at your request. Applied reserves the right to modify or terminate benefits from time to time as it deems necessary or appropriate.

Miscellaneous

Any ambiguities in this letter will be interpreted in such a way so that the payments of the Retention Bonus and all other payments and benefits under this letter are exempt from Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and any guidance promulgated thereunder (together, “Section 409A”) pursuant to Section 409A’s “short-term deferral” exception or, in the alternative, to comply with Section 409A.

If and to the extent it is necessary to avoid subjecting you to an additional tax under Section 409A, payment of all or a portion of the Retention Bonus and any other severance-related deferred compensation payments will be delayed until the first payroll date that occurs on or after the date that is six (6) months and one (1) day following your termination of employment. In addition, each payment and benefit payable under this offer letter is intended to constitute a separate payment for purposes of the Section 409A-related Treasury Regulations. You and Applied agree to work together in good faith to consider amendments to this letter and to take reasonable actions to avoid subjecting you to an additional tax or income recognition under Section 409A prior to actual payment of the Retention Bonus or any other payments and benefits under this letter, as applicable. In no event will Applied reimburse you for any taxes that may be imposed on you as a result of Section 409A.

In the event that the Retention Bonus and any other payments or benefits provided for in this letter or otherwise payable to you (i) constitute “parachute payments” within the meaning of Section 280G of the Code, and (ii) but for this paragraph, would be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then your benefits under this letter will be reduced so that no portion of such benefits is subject to the Excise Tax. Any reduction in payments and/or benefits required by this paragraph will occur in the following order: (1) reduction of cash payments; (2) reduction of vesting acceleration of equity awards; and (3) reduction of other benefits paid or provided to you. In the event that acceleration of vesting of equity awards is reduced, the acceleration of vesting will be cancelled in the reverse order of the date of grant of your equity awards. If two or more equity awards are granted on the same date, each award will be reduced on a pro-rata basis. You may not exercise any discretion with respect to the ordering of any reductions of payments or benefits under this paragraph. Any determination required under this paragraph will be made in writing by the independent public accountants who are primarily used by Applied immediately prior to the applicable change of control, Applied’s legal counsel or such other person or entity to which the parties mutually agree (the “Accountants”), whose determination will be conclusive and binding upon you and Applied for all purposes. For purposes of making the calculations required by this paragraph, the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. You and Applied will furnish to the Accountants the information and documents they reasonably request in order to make a determination under this paragraph. Applied will bear all costs the Accountants may reasonably incur in connection with any calculations called for by this paragraph.

As part of the employment process, it is necessary for us to ask you to complete a number of forms. This offer of employment is contingent upon your ability to provide and maintain the following:

1)	Successful completion of a pre-employment background screen; and

2)	Proof of your identity and authorization to work in the United States; and

3)	A signed copy of the Employee Agreement and the offer letter to Applied prior to the start date set forth in the offer letter; and

4)	U.S. Export Compliance Agreement. If you are not a United States citizen, United States permanent resident, or a Canadian citizen, you may not be able to begin work at Applied until such time as Applied, in its sole discretion, has obtained a validated license authorizing your receipt of company information.

We also ask that, if you have not already done so, you disclose to Applied any and all agreements relating to your prior employment that may affect your eligibility to be employed by Applied or limit the manner in which you may be employed. Unless you have informed Applied otherwise in writing, it is Applied’s understanding that any such agreements will not prevent you from performing the duties of your position and you represent that such is the case. Moreover, you agree that, during the term of your employment with Applied, you will devote your full business efforts and time to Applied and you will not engage in any other employment, occupation, consulting or other business activity for any direct or indirect remuneration without the prior approval of Applied’s Board of Directors nor will you engage in any other activities that conflict with your obligations to Applied. If you serve on the Board of Directors of any other company or entity, please provide us with a list of such companies or entities. If Applied’s Board of Directors deems such companies or entities to be competitors, customers or suppliers or your service on such board to otherwise represent a conflict of interest with your obligations to Applied, you will be required to resign your directorship with such companies or entities at the request of Applied’s Board of Directors. Similarly, you agree not to bring any third party confidential information to Applied, including that of your former employers, and that in performing your duties for Applied you will not in any way utilize any such information.

During your employment at Applied, you may be required to participate in the Medical Monitoring Program. The MMP is part of Applied’s employee health awareness program, and includes employees working in areas where toxic and/or hazardous substances are present. Via periodic medical exams, this program takes a proactive approach to detection of potential health problems. If required to participate, you will be notified in advance to allow for adjustment of your schedule.

If you agree to accept the terms of this offer and the attached Employee Agreement which contains provisions pertaining to your employment, including protection of intellectual property, at-will employment status and arbitration, please sign both documents and return them to Global Staffing Programs together with the document entitled “U.S. Export Compliance Agreement” and the “E-Mail Preferred Name Form”. This offer will expire on November 18, 2009. This offer letter, including, but not limited to, its at-will employment provision, may not be modified or amended except by a written agreement signed by Applied’s Chief Executive Officer and you. This letter will be governed by the internal substantive laws, but not the choice of law rules, of the State of California. In the event that any provision hereof becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable, or void, this letter will continue in full force and effect without such provision.

This offer letter, the attached Employee Agreement, the Noncompetition Agreement between you and Applied and the documents incorporated herein by reference set forth the terms of your employment with Applied and supersede any prior or concurrent representations or agreements including, but not limited to, any representations made during your recruitment, interviews or pre-employment negotiations, whether written or oral. In addition, once Applied becomes your employer following the Merger, this letter will supersede and replace all prior understandings and agreements, whether oral or written, regarding the terms and conditions of your employment with Semitool Inc. or any of its subsidiaries, including, but not limited to, your Change in Control Severance Agreement with Semitool Inc., dated August 10, 2009, and any other agreements or understandings with regards to compensation and severance matters, acceleration of equity awards and any notice of termination. Any such commitments or promises by Semitool Inc. will end as of the close of the Merger.

Enclosed you also will find a package of information and forms which are to be completed prior to your first day of employment. Review this information with special attention to the Employment Eligibility Verification Form I-9, which requires that you provide specific documentation to Applied on your first day of employment.

You will attend New Hire Orientation during your first few weeks of employment. Global Staffing will contact you with your orientation training dates upon receipt of your signed offer letter.

Sincerely,

/s/ Madonna C. Bolano for R. Thakur

Randhir Thakur

Senior Vice President & General Manager

Silicon Systems Group

408.584.0501

I accept the employment offer as stated above.

Signature	/s/ Larry E. Murphy	Date	November 16, 2009

Start Date
(must be a Monday)

Please return one signed, original copy of this letter (together with the Employee Agreement, U.S. Export Compliance Agreement and the E-Mail Preferred Name Form) by the Tuesday prior to your start date to:

Madonna Bolano

APPLIED MATERIALS, INC.

3050 Bowers Ave

Santa Clara, CA 95052

Phone: 408.563.6584